MUNDOVAL FUND

GLOBAL VALUE INVESTING

Mundoval Differentiators

- Management Team invested in fund alongside clients.
- Long-term investment horizon with low turnover of portfolio holdings.
- Diversified across both US and international businesses.
- Consistent investment approach through market cycles.

Mundoval Facts
as of 9/30/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	37
2009 Turnover:	15%
Net Assets:	$10.86 mil
Audited Expense Ratio:	1.50%

No sales loads or distribution fees

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Mundoval Celebrates 6th Anniversary

On September 3rd, the Mundoval Fund passed its 6th anniversary since launching in 2004. The volatile six year period saw the markets swing from economic expansion to the deepest recession since the Depression.[1]

As long-term value investors, we apply the same philosophy regardless of broader market conditions and look to uncover investment opportunities in times of short-term uncertainty. Over the past six years, we've generated wealth for shareholders by consistently investing in good businesses at discount prices, for the long haul:

> Hypothetical growth of $10,000 investment in Mundoval since inception:[2]


$16,000
$13,000
$10,000
$7,000
$10,000
at Inception, 9/3/04
$13,701
as of 9/30/10
2004
2005
2006
2007
2008
2009
2010

1. National Bureau of Economic Research, www.nber.org. 2. A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $13,071 on 9/30/10. The fund's average annualized return since

Call, email, or visit us to learn more about Mundoval and our approach to gloval value investing:

INFO@MUNDOVAL.COM

(858) 454-4837

7855 Ivanhoe Ave, # 210
La Jolla, CA 92037

inception to 9/30/10 was 4.50%, the fund's average annualized return for the 5-year period ended 9/30/10 was 2.58%, and the fund's total return for the 1-year period ended 9/30/10 was 3.61%. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance. Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by call the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.